06017736

SUZANO
PETROQUÍMICA

RECEIVED
2006 OCT 26 A 9:40

SUPPL

October 16, 2006
SZPQ-GRI – 012/2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File nº. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Minutes of the Board of Directors Meeting – September 22 (9:00 a.m.) ,2006
- Minutes of the Board of Directors Meeting – September 22 (3:00 p.m.) ,2006
- Bylaws
- Announcement of September 22, 2006 – Suzano Petroquímica formalizes its new management model
- Notice of the Special General Meeting
- Minutes of the Special General Meeting
- Minutes of the Executive Officers Meeting
- Corporate Events Calendar

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.

ESCRITÓRIO SP: Av. Dr. Chucri Zaidan, 80 - 10 e 11º andares - Vila Cordeiro - CEP 04583-110 - São Paulo - SP
ESCRITÓRIO RJ: Av. Rio Branco, 138 - 13º andar - Cond. Edif. Bozano Simonsen - CEP 20040-002 - Centro - RJ
UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA
UNIDADE DUQUE: Rua Marumbi, 1400 - Campos Elíseos - CEP 24221-000 - Duque de Caxias - RJ

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9º andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista** **E-mail: joaonbatista@suzano.com.br** **Telephone: +55 (11) 3583 5930** **Fax: +55 (11) 3583 5967**
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva** **E-mail: andreas@suzano.com.br** **Telephone: +55 (11) 3583-5886** **Fax: +55 (11) 3583-5967**
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005

Event	**Date**
Accessible to Shareholders	03.14.2006
Publication	03.14.2006
Submission to BOVESPA	03.14.2006

Standardized Financial Statement (DFP), as of 12/31/2005

Event	**Date**
Submission to BOVESPA	03.14.2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005

Event	**Date**
Submission to BOVESPA	03.14.2006

Remuneration in cash on the results as of the period ended at 12/31/06

Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	
Dividends	General and Extraordinary Shareholders' Meetings (19/04/2006)	4,352,551.30	0.0192	0.0192	05.09.2006

Annual Financial Statements – IAN, as of 12/31/2005

Event	Date
Submission to BOVESPA	05.19.2006

Quarterly Financial Statements – ITR

Event	Date
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.10.2006
Referring to 3rd quarter	11.08.2006

Quarterly Financial Statements – ITR in english or according to international standards

Event	Date
Submission to BOVESPA	
Referring to 1st quarter	05.15.2006
Referring to 2nd quarter	08.15.2006
Referring to 3rd quarter	11.08.2006

Ordinary Shareholders Meeting

Event	Date
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.03.2006
Ordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.19.2006

Extraordinary Shareholders Meeting

Event	Date
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA	04.03.2006
Extraordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.19.2006
Publication of the Call Notice	06.14.2006 06.15.2006 06.16.2006 06.17.2006 06.19.2006
Submission of the Call Notice to BOVESPA	06.13.2006
Extraordinary Shareholders Meeting	06.29.2006

Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	06.29.2006
Publication of the Call Notice	08.30.2006 08.31.2006 09.01.2006
Submission of the Call Notice to BOVESPA	08.29.2006
Extraordinary Shareholders Meeting	09.14.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.14.2006

Public Meetings with Analysts

Event	**Date**
APIMEC – SP – Hotel Intercontinental – 18h00 Brasilia Time	03.15.2006
APIMEC – RJ – Hotel Lé Meridien – 12h30 Brasilia Time	03.17.2006

Conference Calls

Event	**Date**
2005 Earnings Result Conference Call Through website or the phone number +1 973 582 2757	03.16.2006
1Q06 Earnings Result Conference Call Through website or the phone number +1 973 582 2785	05.17.2006
2Q06 Earnings Result Conference Call Through website or the phone	08.11.2006

Board of Directors Meeting

Event	**Date**
Board of Directors Meeting – 2005 Earnings Results	03.14.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.14.2006
Board of Directors Meeting – 11 am Brasilia Time	05.10.2006
Board of Directors Meeting – 4 pm Brasilia Time	05.10.2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA – 4 pm Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 11 am Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 4 pm Brasilia Time	05.19.2006
Board of Directors Meeting	06/29/2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	06/29/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/07/2006
Board of Directors Meeting	07/26/2006

Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/26/2006
Board of Directors Meeting - 9 am	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006
Board of Directors Meeting - 3 pm	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006

CORPORATE EVENTS CALENDAR

Company Name	SUZANO PETROQUÍMICA S.A.
Central Office Address	Av. Brigadeiro Faria Lima, 1355/ 9° andar – Pinheiros 01452-919 São Paulo, SP
Internet Site	www.suzanopetroquimica.com.br
Investor Relations Officer	Name: João Nogueira Batista E-mail: joaonbatista@suzano.com.br Telephone: +55 (11) 3583 5930 Fax: +55 (11) 3583 5967
Investor Relations Manager	Nome: Andréa Cristina Pereira e Silva E-mail: andreas@suzano.com.br Telephone: +55 (11) 3583-5886 Fax: +55 (11) 3583-5967
Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005

Event	Date
Accessible to Shareholders	03.14.2006
Publication	03.14.2006
Submission to BOVESPA	03.14.2006

Standardized Financial Statement (DFP), as of 12/31/2005

Event	Date
Submission to BOVESPA	03.14.2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005

Event	Date
Submission to BOVESPA	03.14.2006

Remuneration in cash on the results as of the period ended at 12/31/06

Remuneration	Event - Date	Amount(R$)	Value (R$/share)		Date of Payment
			Ordinary	Preferred	
Dividends	General and Extraordinary Shareholders' Meetings (19/04/2006)	4,352,551.30	0.0192	0.0192	05.09.2006

Annual Financial Statements – IAN, as of 12/31/2005

Event	Date
Submission to BOVESPA	05.19.2006

Quarterly Financial Statements – ITR

Event	Date
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.10.2006
Referring to 3rd quarter	11.08.2006

Quarterly Financial Statements – ITR in english or according to international standards

Event	Date
Submission to BOVESPA	
Referring to 1st quarter	05.15.2006
Referring to 2nd quarter	08.15.2006
Referring to 3rd quarter	11.08.2006

Ordinary Shareholders Meeting

Event	Date
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.03.2006
Ordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.19.2006

Extraordinary Shareholders Meeting

Event	Date
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA	04.03.2006
Extraordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.19.2006
Publication of the Call Notice	06.14.2006 06.15.2006 06.16.2006 06.17.2006 06.19.2006
Submission of the Call Notice to BOVESPA	06.13.2006
Extraordinary Shareholders Meeting	06.29.2006

Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	06.29.2006
Publication of the Call Notice	08.30.2006 08.31.2006 09.01.2006
Submission of the Call Notice to BOVESPA	08.29.2006
Extraordinary Shareholders Meeting	09.14.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.14.2006

Public Meetings with Analysts

Event	**Date**
APIMEC – SP – Hotel Intercontinental – 18h00 Brasilia Time	03.15.2006
APIMEC – RJ – Hotel Lé Meridien – 12h30 Brasilia Time	03.17.2006

Conference Calls

Event	**Date**
2005 Earnings Result Conference Call Through website or the phone number +1 973 582 2757	03.16.2006
1Q06 Earnings Result Conference Call Through website or the phone number +1 973 582 2785	05.17.2006
2Q06 Earnings Result Conference Call Through website or the phone	08.11.2006

Board of Directors Meeting

Event	**Date**
Board of Directors Meeting – 2005 Earnings Results	03.14.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.14.2006
Board of Directors Meeting – 11 am Brasilia Time	05.10.2006
Board of Directors Meeting – 4 pm Brasilia Time	05.10.2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA – 4 pm Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 11 am Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 4 pm Brasilia Time	05.19.2006
Board of Directors Meeting	06/29/2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	06/29/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/07/2006
Board of Directors Meeting	07/26/2006

Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/26/2006
Board of Directors Meeting - 9 am	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006
Board of Directors Meeting - 3 pm	09/22/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/22/2006

RECEIVED
2006 OCT 26 A 9:41

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On September 22, 2006, at 9:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Taking the word, the Chairman said that the purpose of this meeting was **(i)** to be aware of the resignation request of Mr. João Pinheiro Nogueira Batista as member of the Audit Committee **(ii)** to elect new Executive Officers, according to the company's management structure approved by the Special General Meeting of this date; **(iii)** to appoint the members of the Management Committee; **(iv)** ratify the appointment of the members and respective coordinators of the other Board of Directors' committees; and **(v)** to be aware of and deliberate on the internal regulations of the Board of Directors' committees. Upon the matter being discussed, it was verified that the Board of Directors **(i)** became aware of the resignation request of Mr. João Pinheiro Nogueira Batista as member of the Audit Committee, hereby thanking him for the services provided to the company; **(ii)** by unanimous vote, the **EXECUTIVE OFFICERS** elected, with tenure until the meeting of the Board of Directors that elects the officers after the Regular General Meeting of 2007: as **Co-President - JOÃO PINHEIRO NOGUEIRA BATISTA** (CPF/MF No. 546.600.417-00 - RG No. 36.605.155-6 SSP/SP), Brazilian, married, economist, who holds cumulatively the position of **Investors' Relations Director**; and **JOSÉ RICARDO RORIZ COELHO** (CPF/MF No. 210.373.021-68 - RG 30.831.188-7 SSP/SP), Brazilian, divorced, mechanical engineer; as **Planning, Business Development and Joint Ventures Officer: KATIA MACEDO RODRIGUES** (CPF/MF No. 825.965.067-34 - RG 05.677.974-7 SSP/RJ), Brazilian, legally separated, chemical engineer; as **Financial and Administrative Officer: JOSÉ ALFREDO DE FREITAS** (CPF/MF No. 073.327.678-48 - RG 17.505.568-3 SSP/SP), Brazilian, married, accountant; and as **Industrial and Technology Officer: ANTONIO GOMES DE MATTOS NETTO** (CPF/MF No. 600.524.307-15 - RG 05.820.814-1 IFP/RJ), Brazilian, married, chemical engineer; all of them residing and domiciled in this Capital with business address at Rua Doutor Fernandes Coelho, 85, 13th to 16th floors, ZIP Code 05423-040; **(iii)** by unanimous vote, appointed as member of the **MANAGEMENT COMMITTEE**, with tenure until the meeting of the **BOARD OF DIRECTORS** that elects the new members of the Management Committee, after the Regular General Meeting of 2008, as **Coordinator: DAVID FEFFER** (CPF/MF No. 882.739.628-49 - RG No. 4.617.720-6 SSP/SP), Brazilian, married, industrialist; and as other **members: ARMANDO GUEDES COELHO** (CPF/MF No. 002.702.611-68 – RG No. 01.784.012-5 SSP/RJ), Brazilian, married, chemical engineer; **FÁBIO EDUARDO DE PIERI SPINA** (CPF/MF No. 153.084.478-96 - RG No. 20.876.482-3 SSP/SP), Brazilian, single, lawyer, residing and domiciled in this Capital; all with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, ZIP Code 01452-919; **JOÃO PINHEIRO NOGUEIRA BATISTA**; and **JOSÉ RICARDO RORIZ COELHO**, both qualified above; **(iv)** ratified the appointment of the following members and respective coordinators of the other Board of Directors' Committees: **(iv.a)** for the **SUSTAINABILITY AND STRATEGY COMMITTEE**, as **Coordinator CLAUDIO THOMAZ LOBO SONDER**, and as other **members DAVID FEFFER, DANIEL FEFFER** and **JORGE FEFFER**, and **(iv.b)** for the **AUDIT COMMITTEE**, as **Coordinator PEDRO PULLEN PARENTE**, and as other **members DAVID FEFFER, FÁBIO EDUARDO DE PIERI SPINA** and **CLAUDIO THOMAZ LOBO SONDER**; and also **(v)** approved the internal regulations of the Management, Sustainability and Strategy and Audit Committees. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members. São Paulo, September 22, 2006.

David Feffer, Chairman of the Meeting

Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On September 22, 2006, at 9:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Taking the word, the Chairman said that the purpose of this meeting was **(i)** to be aware of the resignation request of Mr. João Pinheiro Nogueira Batista as member of the Audit Committee **(ii)** to elect new Executive Officers, according to the company's management structure approved by the Special General Meeting of this date; **(iii)** to appoint the members of the Management Committee; **(iv)** ratify the appointment of the members and respective coordinators of the other Board of Directors' committees; and **(v)** to be aware of and deliberate on the internal regulations of the Board of Directors' committees. Upon the matter being discussed, it was verified that the Board of Directors **(i)** became aware of the resignation request of Mr. João Pinheiro Nogueira Batista as member of the Audit Committee, hereby thanking him for the services provided to the company; **(ii)** by unanimous vote, the **EXECUTIVE OFFICERS** elected, with tenure until the meeting of the Board of Directors that elects the officers after the Regular General Meeting of 2007: as **Co-President - JOÃO PINHEIRO NOGUEIRA BATISTA** (CPF/MF No. 546.600.417-00 - RG No. 36.605.155-6 SSP/SP), Brazilian, married, economist, who holds cumulatively the position of **Investors' Relations Director**; and **JOSÉ RICARDO RORIZ COELHO** (CPF/MF No. 210.373.021-68 - RG 30.831.188-7 SSP/SP), Brazilian, divorced, mechanical engineer; as **Planning, Business Development and Joint Ventures Officer: KATIA MACEDO RODRIGUES** (CPF/MF No. 825.965.067-34 - RG 05.677.974-7 SSP/RJ), Brazilian, legally separated, chemical engineer; as **Financial and Administrative Officer: JOSÉ ALFREDO DE FREITAS** (CPF/MF No. 073.327.678-48 - RG 17.505.568-3 SSP/SP), Brazilian, married, accountant; and as **Industrial and Technology Officer: ANTONIO GOMES DE MATTOS NETTO** (CPF/MF No. 600.524.307-15 - RG 05.820.814-1 IFP/RJ), Brazilian, married, chemical engineer; all of them residing and domiciled in this Capital with business address at Rua Doutor Fernandes Coelho, 85, 13th to 16th floors, ZIP Code 05423-040; **(iii)** by unanimous vote, appointed as member of the **MANAGEMENT COMMITTEE**, with tenure until the meeting of the **BOARD OF DIRECTORS** that elects the new members of the Management Committee, after the Regular General Meeting of 2008, as **Coordinator: DAVID FEFFER** (CPF/MF No. 882.739.628-49 - RG No. 4.617.720-6 SSP/SP), Brazilian, married, industrialist; and as other **members: ARMANDO GUEDES COELHO** (CPF/MF No. 002.702.611-68 - RG No. 01.784.012-5 SSP/RJ), Brazilian, married, chemical engineer; **FÁBIO EDUARDO DE PIERI SPINA** (CPF/MF No. 153.084.478-96 - RG No. 20.876.482-3 SSP/SP), Brazilian, single, lawyer, residing and domiciled in this Capital; all with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, ZIP Code 01452-919; **JOÃO PINHEIRO NOGUEIRA BATISTA**; and **JOSÉ RICARDO RORIZ COELHO**, both qualified above; **(iv)** ratified the appointment of the following members and respective coordinators of the other Board of Directors' Committees: **(iv.a)** for the **SUSTAINABILITY AND STRATEGY COMMITTEE**, as **Coordinator CLAUDIO THOMAZ LOBO SONDER**, and as other **members DAVID FEFFER, DANIEL FEFFER** and **JORGE FEFFER**, and **(iv.b)** for the **AUDIT COMMITTEE**, as **Coordinator PEDRO PULLEN PARENTE**, and as other **members DAVID FEFFER, FÁBIO EDUARDO DE PIERI SPINA** and **CLAUDIO THOMAZ LOBO SONDER**; and also **(v)** approved the internal regulations of the Management, Sustainability and Strategy and Audit Committees. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members. São Paulo, September 22, 2006.

David Feffer, Chairman of the Meeting

Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

RECEIVED
2006 OCT 26 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On September 22, 2006, at 3:00 p.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Taking the word, the Chairman said that the purpose of this meeting was the settlement of authority limit to the Executive Officers, as provided for in item "r", subitems "r.1" to "r.6" of Article 19 of the Company' Corporate Bylaws. Upon the matter being discussed and voted, it was verified that the Board of Directors, by unanimous vote, authorized the Executive Officers, in compliance with the company's representation form provided for in the Corporate Bylaws: **(a)** to dispose, encumber and purchase assets or set of assets of any nature, related to the fixed assets when their value is not higher, by operation or by project, than R$ 7,500,000.00 (seven million and five hundred thousand Reais). For the operations or projects referred to herein, with amount higher than R$ 7,500,000.00 (seven million and five hundred thousand Reais) and lower than R$ 30,000,000.00 (thirty million Reais), the Executive Officers are authorized to perform them, provided that they are related to the implementation of projects or operations included in the formal budgets approved in advance and upon final referendum of the Chairman of this Board of Directors; **(b)** to give collateral of any nature and chattel mortgage in guaranty when their value is not higher, by operation or by project, than R$ 20,000,000.00 (twenty million Reais); **(c)** to perform active or passive financial operations, when their amount is not higher, by operation or by project, than R$ 35,000,000.00 (thirty-five million Reais), the operations or projects between R$ 5,000,000.00 (five million Reais) and R$ 35,000,000.00 (thirty-five million Reais) being subject to the prior approval by meeting of the Executive Officers; **(d)** enter into agreements for sale of petrochemical resins for the domestic market and for the international market and for purchase of basic raw materials for production, when their amount does not exceed, by operation, R$ 35,000,000.00 (thirty-five million Reais), the operations between R$ 5,000,000.00 (five million Reais) and R$ 35,000,000.00 (thirty-five million Reais) being subject to the prior approval by meeting of the Executive Officers; and **(e)** to enter into any other agreements when their amount is not higher, by operation or by project, than R$ 15,000,000.00 (fifteen million Reais), the operations or projects between R$ 5,000,000.00 (five million Reais) and R$ 15,000,000.00 (fifteen million Reais) being subject to the prior approval by meeting of Executive Officers; **(f)** to enter into, transact, make agreements or waive of processes, proceedings, mergers or any Court, administrative or arbitration demands, as well as to make the voluntary tax offset, which result or may result in obligations or rights to the company or that negatively affect or may affect the company's reputation or image, when their amount is not higher, by process, than R$ 5,000,000.00 (five million Reais); and **(g)** to take or cause to be taken any actions not expressly provided for in the Company's Corporate Bylaws, provided that they are within their authority limit and legally within their competence. It must be observed that: **(i)** when the operations or projects set forth in items "a" to "e" above are executed in foreign currency, the exchange rate to be observed to check the authority limit set forth herein will be that in force on the last business day of the month before that of contracting (Sisbacen - transaction Ptax 800, option 5, sale rate); and **(ii)** concerning the operations and projects within the scope of subitems "r.1" to "r.6" of Article 19 of the Company's Corporate Bylaws that exceed the authority limits set forth herein, their approval shall be deliberated in meeting of this Board of Directors. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members.

São Paulo, September 22, 2006.

David Feffer, Chairman of the Meeting

Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On September 22, 2006, at 3:00 p.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Taking the word, the Chairman said that the purpose of this meeting was the settlement of authority limit to the Executive Officers, as provided for in item "r", subitems "r.1" to "r.6" of Article 19 of the Company' Corporate Bylaws. Upon the matter being discussed and voted, it was verified that the Board of Directors, by unanimous vote, authorized the Executive Officers, in compliance with the company's representation form provided for in the Corporate Bylaws: **(a)** to dispose, encumber and purchase assets or set of assets of any nature, related to the fixed assets when their value is not higher, by operation or by project, than R$ 7,500,000.00 (seven million and five hundred thousand Reais). For the operations or projects referred to herein, with amount higher than R$ 7,500,000.00 (seven million and five hundred thousand Reais) and lower than R$ 30,000,000.00 (thirty million Reais), the Executive Officers are authorized to perform them, provided that they are related to the implementation of projects or operations included in the formal budgets approved in advance and upon final referendum of the Chairman of this Board of Directors; **(b)** to give collateral of any nature and chattel mortgage in guaranty when their value is not higher, by operation or by project, than R$ 20,000,000.00 (twenty million Reais); **(c)** to perform active or passive financial operations, when their amount is not higher, by operation or by project, than R$ 35,000,000.00 (thirty-five million Reais), the operations or projects between R$ 5,000,000.00 (five million Reais) and R$ 35,000,000.00 (thirty-five million Reais) being subject to the prior approval by meeting of the Executive Officers; **(d)** enter into agreements for sale of petrochemical resins for the domestic market and for the international market and for purchase of basic raw materials for production, when their amount does not exceed, by operation, R$ 35,000,000.00 (thirty-five million Reais), the operations between R$ 5,000,000.00 (five million Reais) and R$ 35,000,000.00 (thirty-five million Reais) being subject to the prior approval by meeting of the Executive Officers; and **(e)** to enter into any other agreements when their amount is not higher, by operation or by project, than R$ 15,000,000.00 (fifteen million Reais), the operations or projects between R$ 5,000,000.00 (five million Reais) and R$ 15,000,000.00 (fifteen million Reais) being subject to the prior approval by meeting of Executive Officers; **(f)** to enter into, transact, make agreements or waive of processes, proceedings, mergers or any Court, administrative or arbitration demands, as well as to make the voluntary tax offset, which result or may result in obligations or rights to the company or that negatively affect or may affect the company's reputation or image, when their amount is not higher, by process, than R$ 5,000,000.00 (five million Reais); and **(g)** to take or cause to be taken any actions not expressly provided for in the Company's Corporate Bylaws, provided that they are within their authority limit and legally within their competence. It must be observed that: **(i)** when the operations or projects set forth in items "a" to "e" above are executed in foreign currency, the exchange rate to be observed to check the authority limit set forth herein will be that in force on the last business day of the month before that of contracting (Sisbacen - transaction Ptax 800, option 5, sale rate); and **(ii)** concerning the operations and projects within the scope of subitems "r.1" to "r.6" of Article 19 of the Company's Corporate Bylaws that exceed the authority limits set forth herein, their approval shall be deliberated in meeting of this Board of Directors. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members.

São Paulo, September 22, 2006.

David Feffer, Chairman of the Meeting

Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

CORPORATE BYLAWS OF
SUZANO PETROQUÍMICA S.A.

TITLE I
Name, headquarters, term and object

Article 1
SUZANO PETROQUÍMICA S.A. is a joint stock company of authorized capital, governed by these bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Article 2
The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and it is submitted to its court jurisdiction.

Sole Paragraph
The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Executive Board.

Article 3
The term for the Company's duration is perpetual.

Article 4
The object of the Company is:
a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products and its byproducts, compounds and derivates, such as polypropylene, polypropylene films, polyethylenes, elastomers and its respective manufactured products;
c) The leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) The rendering of services related to the above mentioned activities.

TITLE II
Capital and shares

Article 5
The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty–two thousand, nine hundred and ten Reais and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226.695.380) registered shares, with no face value, of which ninety-seven million, three hundred and seventy-five thousand and four hundred and forty-six (97.375.446) are common and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129.319.934) are preferred.

Paragraph One
According to resolution by the Board of Directors, the capital stock may be increased, regardless any amendment to the bylaws, through the issue of new common shares, up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares, respecting, in this last case, the limit of two thirds (2/3) of the total issued shares.

Paragraph Two
In the resolution on the issuance of preferred shares, the Board of Directors shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three
Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, in the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four
The Board of Directors may either suspend the preemptive right or reduce the term of its exercise by the shareholders in any issue of shares, debentures convertible in shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Article Six
The Company is prohibited to issue founder's shares.

Article Seven
The adoption of book-entry shares with no voting right is permitted, and those shall be kept in deposit accounts opened in the name of its holders, at a financial institution duly authorized by the Securities and Exchange Commission - CVM, and may be charged from the shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76.

Article Eight
Each common share shall be entitled to one vote in the General Meetings.

Article Nine
The preferred shares shall be entitled to the following:

a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act;
c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof;
d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One
The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two
The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three
The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four
In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five
The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or

through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2"), it being provided that such voting right shall govern while the "Agreement for Adoption of Differentiated Practices of the Corporative Governance Level 2" is in force.

Article 10
In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Law No 6,404/76, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by Law No 6,404/76, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Article 11
The shareholder has the power to require the conversion of part or even the totality of his common shares into preferred shares and, in this case, each common share shall simply be converted into a preferred share, observed the limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Article 12
The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting when convened by the Chairman of the Board of Directors, by any Deputy Chairman of the Board of Directors, or further in the cases set forth in law.

Article 13
The General Meeting will be installed by the Chairman of the Board of Directors or, is his absence, by one of the Co-Chairmen of the Board of Executive Officers ("Co-Chairmen"), or by any Executive Officer, and, then, the shareholders will choose the Chairman of the General Meeting, who will invite one of the members present to serve as secretary.

TITLE IV
Company Management

Article 14
The Company administrative bodies are:
a) the Board of Directors; and
b) the Executive Officers.

Article 15
The Board of Directors is the body of collegiate decision, and the company shall be exclusively represented by its Executive officers.

Article 16
The unified tenure for the Board of Directors is of two (2) years and the tenure for the Executive Board is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible.

Article 17

The Annual General Meeting will set the annual global amount for the compensation of the Board of Directors and the Executive Board, which shall be divided between such bodies by the Board of Directors and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE BOARD OF DIRECTORS

Article 18

The Board of Directors shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Board of Directors.

Paragraph One

Among the Counselors, at least 20% (twenty percent) shall be Independent Counselors, as defined in the "Rules of Level 2", it being considered as independent also the counselor elected according to the faculty set forth in Article 141, 4th and 5th §§ of Law No. 6404/76.

Paragraph Two

The members of the Board of Directors will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 19

The Board of Directors has the competence to:

a) determine the general guidelines of the Company's businesses, always in compliance with the ethic values adopted by the community where it actuates, especially the respect to the human rights and environment;
b) elect, assess and dismiss Executive officers, at any time, and determine their functions and competences, whenever these are not foreseen herein;
c) inspect the Executive officers' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts;
d) decide on the issue of shares, according to paragraphs one through four, article 5 hereof;
e) give its opinion on the management report and the Executive Board accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends;
f) select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) approve the accounting criteria and practices;
h) issue opinions on any proposals or recommendations from the Executive Board to the General Meeting;
i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;
j) follow up and assess the economic and financial performance of the company;
k) approve the global and long-term strategy of the company and the controlled companies;
l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Executive Board;
m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of which is made through one of the modalities set forth in article 172, Law No 6,404/76;
n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws;
o) indicate the Executive Officer of Investors' Relations; and

p) create, if and when applicable, other Board of Directors Committees, according to what is set forth in article 20 and the *following*, and

q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets of the company;

r) to authorize the Executive Board, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Board of Directors, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to:

r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets;

r.2) establish collateral of any nature and chattel mortgage as guaranty;

r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers;

r.4) to enter any other agreements within the competence amounts defined;

r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence;

r.6) to file, transact, enter into agreement or quit lawsuits, proceedings, measures or any legal, administrative or arbitration demands, as well as to make the voluntary tax offset that result or may result in obligations or rights to the company or that prejudice or may prejudice the company's reputation or image;

s) decide on the creation of a Advisory Council to advise the Board of Directors members, indicating positions, compensation and working rules for that body.

t) to decide on proposals from the Executive Board concerning the distribution of interest on its own capital and/or intermediate dividends;

Sole Paragraph

As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Board of Directors are exceeded, the approval of any of such matters is to be a competence of the Company's Board of Directors. In case of letter "r6", if there is risk of imminent damage and upon hearing in advance the Board of Directors, the decision may, in exceptional character, be submitted to the later approval of the Board of Directors, in its first subsequent meeting.

Article 20

With the purpose to (i) increase the interaction and cooperation between the Executive Board and the Board of Directors, (ii) provide a deep analysis of relevant and strategic subjects, providing the Board of Directors decision making process with proper information and a greater quality and efficiency as well as (iii) to be in compliance with the most modern rules of corporative governance, the possibility of creation of Board of Directors Committees is herein established, and its purpose shall be to state an opinion on the subjects of its competence, according to the terms hereof and Board of Directors decisions.

Paragraph One

Each Committee shall consist of two (02) to nine (09) people, members or not of the Board of Directors, appointed by the Board of Directors and with the same term of office of its members, and the Board of Directors Chairman must further appoint a Coordinator for each Committee. The members of the Committees may take part in more than on Committee, at the Board of Directors discretion, and shall have the same duties and legal responsibilities of the company managers. The Board of Directors may dismiss or replace the Committee members at any time. The Committees shall decide by majority of its members, and the Coordinator shall have the casting vote when the Committee is made up by an even number of members.

Paragraph Two

The Committees may count on the cooperation of other professionals, as well as the administrative structure of support. The compensation of such professionals, including the Committees' members, and the expenses of the administrative structure of support, shall be borne by the Company. When deemed necessary, the Committees may also determine the hiring of external advisory professionals, whose fees shall be paid by the Company.

Paragraph Three

The Board of Directors must create Internal Bylaws containing specific rules concerning the Committees' works, competence, compensation and procedures.

Article 21
Without prejudice to the creation of other Committees by the Board of Directors, the following are created:

a) **Management Committee:** it shall have its duties established by the Board of Directors, including, among others, to assist the Board of Directors in the compliance with its responsibilities concerning the finance, budget and control areas, talent management, executive officers compensation, legal affairs, new businesses, investments, relationship with the market and investors, follow-up of the company results and performance of executive officers, and watching for the elaboration and formulation of specific corporate policies to the environmental, health and safety areas, as well as the elaboration of Annual Report of Sustainability. Such Committee shall give a prior opinion when the decision of the Board of Directors is related to the matters set forth in the subitems of Article 19 (nineteen), except the item "k" of these Bylaws.

b) **Sustainability and Strategy Committee**, which shall have its duties set forth by the Board of Directors, including, among others, to assist the Board of Directors in the compliance with its responsibilities concerning the area of long-term strategy and its planning, as well as to advise the Board of Directors in the spreading of the strategic concept of sustainability, aiming at meeting globally recognized standards as reference of excellence. Such Committee must give an opinion prior to any decision of the Board of Directors on the subjects set forth in letter "k", article 19 hereof; and

c) **Audit Committee**, which will have its attributions assigned by the Board of Directors, including, among others, to advise the Board of Directors in the compliance with its responsibilities related to the analysis of the financial statements, to the development of internal controls and to the inspection and coordination of the company's internal and external audits, as well as to watch for the compliance with the Conduct Code.

Article 22
The Board of Directors Chairman must, at his sole discretion, with the help of the respective Board of Directors Committees in the cases of letters "b", "c" and "d" below:

a) represent the Board of Directors before third parties;
b) suggest to the Board of Directors on the general direction of the corporate businesses to be transmitted to the Executive Board;
c) prepare all the elements necessary to the practice of the acts of competence of the Board of Directors; and
d) follow-up and support the actions of the Executive Board and/or any of its members.

Article 23
In his temporary absences, the Board of Directors Chairman shall be replaced by one of the Deputy Chairmen of this body, and the Chairman of the Board of Directors must appoint the substitute; and if such appointment does not occur, the Board of Directors shall make such appointment. The same criteria shall apply when, in the same cases, any other member shall be replaced by one of his/her peers.

Paragraph One
When there is any vacancy in the Board of Directors, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body, or of the minimum percentage of Independent Counselors provided for in Paragraph One of Article 18 hereof or if the assignment for the position is deemed necessary.

Paragraph Two
The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Board of Directors meetings, but not of the compensation and other benefits applicable to the replaced person.

Article 24
The Board of Directors will meet upon call by its Chairman, any of its Deputy Chairmen, any of the Co-Chairmen, or any other two Executive Officers, with at least two (02) days of advance, and the call must contain the order of the day, and can be made through electronic mail and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The resolutions of the Board of Directors shall be taken by a majority of its members attending to the meeting, among who must be present the Chairman or any Deputy Chairman of this body.
The Board of Directors Chairman shall have the casting vote.

Paragraph One
The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the members of the Board effectively take part at the meeting and the authenticity of their votes, those members must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they will take part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Board of Directors meeting by such member, which shall mention the form through which that member has taken part.

Paragraph Two
Any member of the Board of Directors will be entitled to be represented, through written document or by means of electronic mail, by one of its peers in the Board of Directors meetings, either to be counted for "quorum" purposes for installment of the meeting, or to vote, with the power to indicate or not the meaning of its vote. Such representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph Three
Likewise, votes by letter, telegram, electronic mail or fax are allowed, when received by the Board of Directors Chairman or his substitute until the moment of the meeting.

Paragraph Four
The Board of Directors Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the Board of Directors or the Executive Board Committees who is not a member of the Board of Directors, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Board of Directors members' resolutions.

Paragraph Five
The Board of Directors may also appoint as honorary member a person of professional acknowledged competence and who has a history of dedication to the Company, who may be consulted, for information, in the Board of Directors meetings, with rules and conditions to be set forth by the Board of Directors, with the rules and conditions to be established by the Board of Directors.

SECTION II – THE EXECUTIVE OFFICERS

Article 25
The Company shall be managed by a Board of Executive Officers comprised of three (3) to seven (7) members, with two (02) Co-Chairmen, and one (01) to five (05) Executive Officers, all of them residing and domiciled in Brazil, shareholders or not, elected by the Board of Directors and dismissed by it at any time, their reelection being permitted.

Paragraph One
The Executive Officers shall take office upon the execution of the respective term, recorded in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two
The area of action and specific competence of each member of the Executive Officers may be established by the Board of Directors, when they are not set forth herein.

Paragraph Three
The Executive Officers may not assume, personally, any guaranty or surety.

Paragraph Four
With the prior opinion of the Management Committee, the Executive Officers may, through a meeting, appoint persons under the title of Managing Director or Deputy Director, either run or manage sectors or areas, and such procedure does not mean a delegation of authority which, whether by operation of law or hereby, is exclusive to elected Executive officers, and thus such persons are not to be granted with the status of member of any bylaws body.

Article 26
In the temporary absences:

a) of one the Co-Chairmen, the other Co-Chairman shall replace him, in the terms hereof;
b) of both Co-Chairmen, the Chairman Director, the Board of Directors Chairman shall appoint their substitutes among the members of the Board of Directors or Executive Officers;
c) of any other Executive officer, his substitute shall be appointed by both Co-Chairmen among the other members of the Executive Board or among the direct subordinates of the absent Executive officer, upon his recommendation. In this last case, the direct subordinate replacing the absent Executive officer shall take part in all routine activities and shall have all the responsibilities of the referred Executive officer, including to be present in the Executive Board meetings to present the subjects concerning the replaced Executive officer without, however, exercising the voting right or receiving the replaced Director's compensation.

Paragraph One
In case of any vacancy in the Executive Board, the Board of Directors shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Executive Board or if they deem convenient to fill the vacancy. The term of office of the Executive Officer so elected will cease simultaneously with the one of his peers.

Paragraph Two
Provided what is set forth in letter "b" of the caption of this article, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person.

Article 27
The Executive Officers will meet whenever convened in writing by any of the Co-Chairmen, or by any two (02) Executive officers, the electronic mail being accepted, and the notice shall indicate the agenda, and shall be sent up to two (02) days in advance, such term being released when all members attend the meeting. These meetings shall be valid if attended by a majority of the Board members in office, among them at least one Co-Chairman.

Paragraph One
In all Executive Board' meetings, the decisions shall be taken by a majority of votes of the attending members and registered in minutes, and the Co-Chairmen must always vote in the same way. In case there is no consensus of vote between the Co-Chairmen, the Management Committee shall give its opinion and the matter will be examined again by the Executive Officers. In case of tie between the Co-Chairmen, the matter will be submitted to the Board of Directors, the decision being suspended until the Board of Directors resolution.

Paragraph Two
In case of a tie, the consented vote of both Co-Chairmen will decide the matter. In case both Co-Chairmen are defeated in their consented vote, the Management Committee and the Executive Officers must give their opinion by examining the matter again. In case the decision persists, the Co-Chairmen shall be entitled to appeal to the Board of Directors and suspend the decision until the Board of Directors decision.

Paragraph Three
The Executive Officers may meet, regardless any formal call, when there is any urgent matter, which was not previously known. In order to this meeting being considered valid, it is necessary the attendance, personally or by proxy, of two thirds (2/3) of the Executive Board' members, including, at least, one the Co-Chairmen ,and that the resolution is unanimously approved.

Paragraph Four
In any meeting of the Board of Directors, in which only one of the Co-Chairmen is present, also in the meetings set forth in the Paragraph Three above, the Co-Chairman shall always consult the other Co-Chairman in order to agree on the vote. In case such consultation is not possible, the other Co-Chairman must confirm the decision in writing, within two (02) days.

Article 28
Besides the authority required to perform both corporate and management purposes of the Company, the Executive Board is granted with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the decisions from the General Meeting and the Board of Directors;
b) to run and manage corporate affairs, pursuant to the guidelines established by the Board of Directors;
c) to prepare monthly balance sheets and management reports in same period, submitting them to the Board of Directors;
d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, by including, when applicable, a proposal for profit allocation, and submitting it to the Board of Directors;
e) to propose to the Board of Directors the approval of the procedures discussed in articles thirty-three (33) and thirty-four (34) hereof;
f) prepare both annual and pluriannual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted by the Co-Chairmen to the Board of Directors;
g) to decide on the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Board of Directors;
h) to inform the Board of Directors, as represented by its Chairman, about any issue of material importance for the company operations;
i) to strive for the continuous improvement of the corporate environment and the results;
j) to give guaranties and/or suretyships for the benefit of other companies in which the Company has direct or indirect interests, either as a member or shareholder, by complying with the limit related to the full amount of such guaranteed obligation, corresponding to the percentage of such interest in the capital stock of said company, in compliance with the authority limits previously established by the Board of Directors;
k) to compromise, waive, quit and enter commitments;
l) To inform to the Management Committee, in writing and at least 05 (five) days in advance, or in the case of meetings called with a smaller term on the date of call of said meeting, always when the General Meetings or Meetings of Board of Directors are called (and in case there is no Board of Directors, in any Meetings of Executive Officers or similar body) of related and controlled companies, or enterprise in which it has interest, submitting proposals aiming at defining the company's vote orientation, in these meetings;
m) to decide on the opening or close-down of branches, offices, plants, laboratories, agencies and warehouses, and
n) to monitor the performance of the Company investments;
o) any other authority which is not set forth, whether hereby or by operation of law, as exclusively held by the Board of Directors or the General Meeting.

Paragraph One
The approval of matters discussed in letters "g" (provided they are within the reach of the competence previously set forth by the Board of Directors), "j", "k", "l" and "m" of this article, should be made at a meeting of the Executive Board, by following the procedures defined herein.

Paragraph Two
The Executive Board may submit to the Board of Directors a proposal for a capital increase according to what is set forth in paragraph 1, article 5 hereof.

Article 29
The Company shall be represented, actively and passively, always by one Co-Chairman and other Executive Officer, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it. In the cases mentioned in paragraph one, article 28 above, the execution of the act or instrument by the company's representatives shall depend on the prior approval by a meeting of the Executive Board.

Paragraph One
The Company may be represented by one Executive officer and one attorney, by two attorneys or even by one single attorney, provided that, on the occasion of granting the power of attorney, it is represented by two Executive Officers, one of them being necessarily any of the Co-Chairmen, and the powers granted to the attorney(s) and the term of the power of attorney are specified therein, in an accurate and consistent way, according to paragraph 5 below.

Paragraph Two
Powers with substitution clause shall not be granted, except for court purposes, when the substitution shall be admitted provided that the substituting attorney reserves equal powers to him.

Paragraph Three
Notwithstanding the provisions herein, the Company may be individually represented by any Executive Officer or attorney:

a) before any federal, state or municipal bodies and agencies, governmental agencies, state owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of check or bills on behalf of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;
c) before the Labor Justice, Department of Justice and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or discharge of obligation towards it.

Paragraph Four
The summons to the Company shall only be valid when made to on of the Co-Chairmen and another Executive officer.

Paragraph Five
Except for court purposes or in case of representing the Company in administrative contentious with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

Article 30
The Co-Chairmen, jointly or individually, are responsible for the following:

a) Without prejudice to the provisions of Article 29 (twenty-nine) above, to represent the company individually, both actively and passively, in or out of Court, especially to give

personal deposition, being empowered to appoint special attorney-in-fact for such last hypothesis;

b) To represent the company individually in its high level public and private relations;
c) Jointly, to supervise all corporate activities, according to the guidance provided by the Board of Directors;
d) Jointly, to submit the annual and multi-annual budgets of operations and investments to the approval of the Executive Officers and of the Board of Directors;
e) Jointly, to submit to the examination of the Executive Officers the statistics, reports and statements evidencing the global results of the company, also comprising the controlled and related companies and enterprises in which it has interest;
f) To foster the good relationship of the Executive Officers with the Committees and Board of Directors, based on the company's interests;
g) To keep the Board of Directors, through its Chairman, constantly informed about all facts and acts related to the company's activities and investments, discussing with him all relevant aspects;
h) Jointly, to propose to the Board of Directors:
    h.1) the fixing of the high level financial policy to be observed by the company and by the controlled companies and to be proposed to the related companies;
    h.2) the definition of the long-term global strategy to be observed by the company and by the controlled companies and to be proposed to the related companies;
    h.3) the interest of the company, its subsidiaries, controlled or related companies, initially or subsequently, as partner or shareholder in other companies, as well as the disposal or encumbrance of these interests; and
    h.4) the formation of joint ventures or the entering into partnerships of any kind and their occasional terminations and extensions, both of the company and of its subsidiaries, controlled and related companies.

TITLE V
Audit Committee

Article 31
The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph
The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Audit Advisors Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 32
The members of the Audit Committee shall be replaced in case of impediment or absence or in case of vacancy by their respective substitutes.

TITLE VI
Balance sheets and net income destination

Article 33
The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the balance sheets shall be prepared together with the administrative bodies which shall submit to the Annual General Meeting the proposal for destination of the net income, adjusted according to article 202 of the Share Companies Act, in compliance with the following deduction order, as per the law:

a) five per cent (5%) at least, to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;
b) the amounts that legally must be destined to the Contingent Reserve;
c) the amount necessary to pay a dividend which represents, in each year, thirty per cent (30%), at least, of the adjusted annual net income, as set forth in article 202 of the

Share Companies Act. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;

d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Executive Board with the favorable opinion by the Board of Directors, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be devoted to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One
As set forth in article 197 and its paragraphs of the Share Companies Act, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, devote the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two
According to provisions of article 199 of Share Companies Act, the income reserve balance, except the contingent and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph Three
The General Meeting may allocate to the members of the Board of Directors and Executive Board an income sharing according to the cases, form and legal limits.

Paragraph Four
After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Article 34
Upon proposal by the Executive Board, approved by the Board of Directors, the Company may pay interests to the shareholders, as compensation for the own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Article 35
A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Executive Board, approved by the Board of Directors:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;

b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;

c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Article 36

The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Board of Directors, according to, when applicable, what is set forth in paragraph 2, article 142, Share Companies Act.

Article 37
The dividends not received or complained shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall be for the benefit of the Company.

TITLE VII
The winding up

Article 38
The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The disposal of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Article 39
The disposal of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to effectuate public acquisition offer of the remaining shares of other shareholders of the company, complying with the conditions and terms provided for in the laws in force and in the Regulations of Lavel 2, in order to assure equal treatment to the one given to the disposing Controlling Shareholder, except in the case set forth in the Paragraph One below.

Paragraph One
The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Paragraph Two
The Company will not register any transfer of shares for the purchaser of the controlling power or for the party(ies) that may hold the controlling power, while he/she/they do/does not subscribe the Controllers' Consent Term referred to in the Regulations of Level 2.

Paragraph Three
The Company will not register a shareholders' agreement that provides about the exercising of the controlling power while its signatories do not subscribe the Controllers' Consent Term.

Article 40
The public offer mentioned above must also be carried out:

a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;
b) In case of disposal of the control by the Controlling Shareholder of the Company, when the disposing controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this disposal and attach documentation to prove it.

Article 41
The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:

a) To effectuate the public offer mentioned in article 39 hereof;
b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them

any difference between the price paid for the disposing Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Article 42
In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange - BOVESPA, either for the shares of the Company start being registered for dealing out of Level 2 or as a consequence of corporate reorganization of which the resulting company is not classified as holder of corporate governance standard of Level 2, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report.

Article 43
The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One
The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Board of Directors, of a list with three names, and the respective resolution must be approved by majority of votes of the shareholders representing the Outstanding Shares attending the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision. If opened in first call, the General Meeting shall have the attendance of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares; if opened in second call, it may have the attendance of any number of shareholders representing the Outstanding Shares.

Paragraph Two
The costs to prepare the requested evaluation report must be fully borne by the offeror.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Article 44
According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or the event that resulted in the ownership of the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission – CVM, BOVESPA and the provisions herein.

Paragraph One
The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two
The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:
"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three
The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four
The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission – CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five
In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission – CVM, the Company Board of Directors shall convene a Special General Meeting, in which the Purchasing Shareholder shall not entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120, Law No 6,404, of December 15, 1976, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance of the liabilities set forth herein.

Paragraph Six
Any Purchasing Shareholder (according to paragraph nine below), who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven
The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in a quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) takeover of another company by the Company, (ii) takeover of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date by People Related to the Controlling Shareholder or vice-versa, as well as those among People Related to the Controlling Shareholder.

Paragraph Eight

In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary additions of share stake resulting from the share cancellation at the treasury or the Company capital stock reduction because of the share cancellation shall not be computed.

Paragraph Nine
For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to him; (ii) in the Company treasury; (iii) held by a company controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116, Law No 6,404, of December 15, 1976.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made.

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten
If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price of each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven
It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve
The shareholders who hold preferred shares issued by the Company in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen
The stakes held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders

who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the stake held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Article 45
The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically postponed for equal periods, except as otherwise determined by the Company Special General Meeting on the subject.

TITLE X
Final Provisions

Arbitrage

Article 46
The Company, its shareholders, Officers and members of the Audit Committee, bind themselves to settle, by means of arbitration, all and any dispute or controversy that may arise between them, related to or arising especially from the application, validity, effectiveness, interpretation, infringement and their effects, from the provisions hereof, from the Share Companies Act, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2, as well as from the "Rules of Level 2", from the Arbitration Regulations of the Chamber of Market Arbitration, from the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and from other norms applicable to the operation of the capital market in general.

CORPORATE BYLAWS OF
SUZANO PETROQUÍMICA S.A.

TITLE I
Name, headquarters, term and object

Article 1
SUZANO PETROQUÍMICA S.A. is a joint stock company of authorized capital, governed by these bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Article 2
The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and it is submitted to its court jurisdiction.

Sole Paragraph
The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Executive Board.

Article 3
The term for the Company's duration is perpetual.

Article 4
The object of the Company is:
a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products and its byproducts, compounds and derivates, such as polypropylene, polypropylene films, polyethylenes, elastomers and its respective manufactured products;
c) The leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) The rendering of services related to the above mentioned activities.

TITLE II
Capital and shares

Article 5
The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty-two thousand, nine hundred and ten Reais and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226.695.380) registered shares, with no face value, of which ninety-seven million, three hundred and seventy-five thousand and four hundred and forty-six (97.375.446) are common and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129.319.934) are preferred.

Paragraph One
According to resolution by the Board of Directors, the capital stock may be increased, regardless any amendment to the bylaws, through the issue of new common shares, up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares, respecting, in this last case, the limit of two thirds (2/3) of the total issued shares.

Paragraph Two
In the resolution on the issuance of preferred shares, the Board of Directors shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three
Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, in the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four
The Board of Directors may either suspend the preemptive right or reduce the term of its exercise by the shareholders in any issue of shares, debentures convertible in shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Article Six
The Company is prohibited to issue founder's shares.

Article Seven
The adoption of book-entry shares with no voting right is permitted, and those shall be kept in deposit accounts opened in the name of its holders, at a financial institution duly authorized by the Securities and Exchange Commission – CVM, and may be charged from the shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76.

Article Eight
Each common share shall be entitled to one vote in the General Meetings.

Article Nine
The preferred shares shall be entitled to the following:
a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act;
c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof;
d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One
The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two
The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three
The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four
In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five
The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or

through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2"), it being provided that such voting right shall govern while the "Agreement for Adoption of Differentiated Practices of the Corporative Governance Level 2" is in force.

Article 10
In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Law No 6,404/76, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by Law No 6,404/76, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Article 11
The shareholder has the power to require the conversion of part or even the totality of his common shares into preferred shares and, in this case, each common share shall simply be converted into a preferred share, observed the limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Article 12
The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting when convened by the Chairman of the Board of Directors, by any Deputy Chairman of the Board of Directors, or further in the cases set forth in law.

Article 13
The General Meeting will be installed by the Chairman of the Board of Directors or, is his absence, by one of the Co-Chairmen of the Board of Executive Officers ("Co-Chairmen"), or by any Executive Officer, and, then, the shareholders will choose the Chairman of the General Meeting, who will invite one of the members present to serve as secretary.

TITLE IV
Company Management

Article 14
The Company administrative bodies are:

a) the Board of Directors; and
b) the Executive Officers.

Article 15
The Board of Directors is the body of collegiate decision, and the company shall be exclusively represented by its Executive officers.

Article 16
The unified tenure for the Board of Directors is of two (2) years and the tenure for the Executive Board is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible.

Article 17

The Annual General Meeting will set the annual global amount for the compensation of the Board of Directors and the Executive Board, which shall be divided between such bodies by the Board of Directors and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE BOARD OF DIRECTORS

Article 18
The Board of Directors shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Board of Directors.

Paragraph One
Among the Counselors, at least 20% (twenty percent) shall be Independent Counselors, as defined in the "Rules of Level 2", it being considered as independent also the counselor elected according to the faculty set forth in Article 141, 4th and 5th §§ of Law No. 6404/76.

Paragraph Two
The members of the Board of Directors will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 19
The Board of Directors has the competence to:

a) determine the general guidelines of the Company's businesses, always in compliance with the ethic values adopted by the community where it actuates, especially the respect to the human rights and environment;
b) elect, assess and dismiss Executive officers, at any time, and determine their functions and competences, whenever these are not foreseen herein;
c) inspect the Executive officers' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts;
d) decide on the issue of shares, according to paragraphs one through four, article 5 hereof;
e) give its opinion on the management report and the Executive Board accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends;
f) select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) approve the accounting criteria and practices;
h) issue opinions on any proposals or recommendations from the Executive Board to the General Meeting;
i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;
j) follow up and assess the economic and financial performance of the company;
k) approve the global and long-term strategy of the company and the controlled companies;
l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Executive Board;
m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of which is made through one of the modalities set forth in article 172, Law No 6,404/76;
n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws;
o) indicate the Executive Officer of Investors' Relations; and

p) create, if and when applicable, other Board of Directors Committees, according to what is set forth in article 20 and the following, and

q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets of the company;

r) to authorize the Executive Board, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Board of Directors, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to:

r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets;

r.2) establish collateral of any nature and chattel mortgage as guaranty;

r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers;

r.4) to enter any other agreements within the competence amounts defined;

r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence;

r.6) to file, transact, enter into agreement or quit lawsuits, proceedings, measures or any legal, administrative or arbitration demands, as well as to make the voluntary tax offset that result or may result in obligations or rights to the company or that prejudice or may prejudice the company's reputation or image;

s) decide on the creation of a Advisory Council to advise the Board of Directors members, indicating positions, compensation and working rules for that body.

t) to decide on proposals from the Executive Board concerning the distribution of interest on its own capital and/or intermediate dividends;

Sole Paragraph

As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Board of Directors are exceeded, the approval of any of such matters is to be a competence of the Company's Board of Directors. In case of letter "r6", if there is risk of imminent damage and upon hearing in advance the Board of Directors, the decision may, in exceptional character, be submitted to the later approval of the Board of Directors, in its first subsequent meeting.

Article 20

With the purpose to (i) increase the interaction and cooperation between the Executive Board and the Board of Directors, (ii) provide a deep analysis of relevant and strategic subjects, providing the Board of Directors decision making process with proper information and a greater quality and efficiency as well as (iii) to be in compliance with the most modern rules of corporative governance, the possibility of creation of Board of Directors Committees is herein established, and its purpose shall be to state an opinion on the subjects of its competence, according to the terms hereof and Board of Directors decisions.

Paragraph One

Each Committee shall consist of two (02) to nine (09) people, members or not of the Board of Directors, appointed by the Board of Directors and with the same term of office of its members, and the Board of Directors Chairman must further appoint a Coordinator for each Committee. The members of the Committees may take part in more than on Committee, at the Board of Directors discretion, and shall have the same duties and legal responsibilities of the company managers. The Board of Directors may dismiss or replace the Committee members at any time. The Committees shall decide by majority of its members, and the Coordinator shall have the casting vote when the Committee is made up by an even number of members.

Paragraph Two

The Committees may count on the cooperation of other professionals, as well as the administrative structure of support. The compensation of such professionals, including the Committees' members, and the expenses of the administrative structure of support, shall be borne by the Company. When deemed necessary, the Committees may also determine the hiring of external advisory professionals, whose fees shall be paid by the Company.

Paragraph Three

The Board of Directors must create Internal Bylaws containing specific rules concerning the Committees' works, competence, compensation and procedures.

Article 21
Without prejudice to the creation of other Committees by the Board of Directors, the following are created:

a) **Management Committee:** it shall have its duties established by the Board of Directors, including, among others, to assist the Board of Directors in the compliance with its responsibilities concerning the finance, budget and control areas, talent management, executive officers compensation, legal affairs, new businesses, investments, relationship with the market and investors, follow-up of the company results and performance of executive officers, and watching for the elaboration and formulation of specific corporate policies to the environmental, health and safety areas, as well as the elaboration of Annual Report of Sustainability. Such Committee shall give a prior opinion when the decision of the Board of Directors is related to the matters set forth in the subitems of Article 19 (nineteen), except the item "k" of these Bylaws.

b) **Sustainability and Strategy Committee**, which shall have its duties set forth by the Board of Directors, including, among others, to assist the Board of Directors in the compliance with its responsibilities concerning the area of long-term strategy and its planning, as well as to advise the Board of Directors in the spreading of the strategic concept of sustainability, aiming at meeting globally recognized standards as reference of excellence. Such Committee must give an opinion prior to any decision of the Board of Directors on the subjects set forth in letter "k", article 19 hereof; and

c) **Audit Committee**, which will have its attributions assigned by the Board of Directors, including, among others, to advise the Board of Directors in the compliance with its responsibilities related to the analysis of the financial statements, to the development of internal controls and to the inspection and coordination of the company's internal and external audits, as well as to watch for the compliance with the Conduct Code.

Article 22
The Board of Directors Chairman must, at his sole discretion, with the help of the respective Board of Directors Committees in the cases of letters "b", "c" and "d" below:
a) represent the Board of Directors before third parties;
b) suggest to the Board of Directors on the general direction of the corporate businesses to be transmitted to the Executive Board;
c) prepare all the elements necessary to the practice of the acts of competence of the Board of Directors; and
d) follow-up and support the actions of the Executive Board and/or any of its members.

Article 23
In his temporary absences, the Board of Directors Chairman shall be replaced by one of the Deputy Chairmen of this body, and the Chairman of the Board of Directors must appoint the substitute; and if such appointment does not occur, the Board of Directors shall make such appointment. The same criteria shall apply when, in the same cases, any other member shall be replaced by one of his/her peers.

Paragraph One
When there is any vacancy in the Board of Directors, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body, or of the minimum percentage of Independent Counselors provided for in Paragraph One of Article 18 hereof or if the assignment for the position is deemed necessary.

Paragraph Two
The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Board of Directors meetings, but not of the compensation and other benefits applicable to the replaced person.

Article 24
The Board of Directors will meet upon call by its Chairman, any of its Deputy Chairmen, any of the Co-Chairmen, or any other two Executive Officers, with at least two (02) days of advance, and the call must contain the order of the day, and can be made through electronic mail and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The resolutions of the Board of Directors shall be taken by a majority of its members attending to the meeting, among who must be present the Chairman or any Deputy Chairman of this body.
The Board of Directors Chairman shall have the casting vote.

Paragraph One
The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the members of the Board effectively take part at the meeting and the authenticity of their votes, those members must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they will take part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Board of Directors meeting by such member, which shall mention the form through which that member has taken part.

Paragraph Two
Any member of the Board of Directors will be entitled to be represented, through written document or by means of electronic mail, by one of its peers in the Board of Directors meetings, either to be counted for "quorum" purposes for installment of the meeting, or to vote, with the power to indicate or not the meaning of its vote. Such representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph Three
Likewise, votes by letter, telegram, electronic mail or fax are allowed, when received by the Board of Directors Chairman or his substitute until the moment of the meeting.

Paragraph Four
The Board of Directors Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the Board of Directors or the Executive Board Committees who is not a member of the Board of Directors, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Board of Directors members' resolutions.

Paragraph Five
The Board of Directors may also appoint as honorary member a person of professional acknowledged competence and who has a history of dedication to the Company, who may be consulted, for information, in the Board of Directors meetings, with rules and conditions to be set forth by the Board of Directors, with the rules and conditions to be established by the Board of Directors.

SECTION II – THE EXECUTIVE OFFICERS

Article 25
The Company shall be managed by a Board of Executive Officers comprised of three (3) to seven (7) members, with two (02) Co-Chairmen, and one (01) to five (05) Executive Officers, all of them residing and domiciled in Brazil, shareholders or not, elected by the Board of Directors and dismissed by it at any time, their reelection being permitted.

Paragraph One
The Executive Officers shall take office upon the execution of the respective term, recorded in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two
The area of action and specific competence of each member of the Executive Officers may be established by the Board of Directors, when they are not set forth herein.

Paragraph Three
The Executive Officers may not assume, personally, any guaranty or surety.

Paragraph Four
With the prior opinion of the Management Committee, the Executive Officers may, through a meeting, appoint persons under the title of Managing Director or Deputy Director, either run or manage sectors or areas, and such procedure does not mean a delegation of authority which, whether by operation of law or hereby, is exclusive to elected Executive officers, and thus such persons are not to be granted with the status of member of any bylaws body.

Article 26
In the temporary absences:

a) of one the Co-Chairmen, the other Co-Chairman shall replace him, in the terms hereof;

b) of both Co-Chairmen, the Chairman Director, the Board of Directors Chairman shall appoint their substitutes among the members of the Board of Directors or Executive Officers;

c) of any other Executive officer, his substitute shall be appointed by both Co-Chairmen among the other members of the Executive Board or among the direct subordinates of the absent Executive officer, upon his recommendation. In this last case, the direct subordinate replacing the absent Executive officer shall take part in all routine activities and shall have all the responsibilities of the referred Executive officer, including to be present in the Executive Board meetings to present the subjects concerning the replaced Executive officer without, however, exercising the voting right or receiving the replaced Director's compensation.

Paragraph One
In case of any vacancy in the Executive Board, the Board of Directors shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Executive Board or if they deem convenient to fill the vacancy. The term of office of the Executive Officer so elected will cease simultaneously with the one of his peers.

Paragraph Two
Provided what is set forth in letter "b" of the caption of this article, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person.

Article 27
The Executive Officers will meet whenever convened in writing by any of the Co-Chairmen, or by any two (02) Executive officers, the electronic mail being accepted, and the notice shall indicate the agenda, and shall be sent up to two (02) days in advance, such term being released when all members attend the meeting. These meetings shall be valid if attended by a majority of the Board members in office, among them at least one Co-Chairman.

Paragraph One
In all Executive Board' meetings, the decisions shall be taken by a majority of votes of the attending members and registered in minutes, and the Co-Chairmen must always vote in the same way. In case there is no consensus of vote between the Co-Chairmen, the Management Committee shall give its opinion and the matter will be examined again by the Executive Officers. In case of tie between the Co-Chairmen, the matter will be submitted to the Board of Directors, the decision being suspended until the Board of Directors resolution.

Paragraph Two
In case of a tie, the consented vote of both Co-Chairmen will decide the matter. In case both Co-Chairmen are defeated in their consented vote, the Management Committee and the Executive Officers must give their opinion by examining the matter again. In case the decision persists, the Co-Chairmen shall be entitled to appeal to the Board of Directors and suspend the decision until the Board of Directors decision.

Paragraph Three
The Executive Officers may meet, regardless any formal call, when there is any urgent matter, which was not previously known. In order to this meeting being considered valid, it is necessary the attendance, personally or by proxy, of two thirds (2/3) of the Executive Board' members, including, at least, one the Co-Chairmen ,and that the resolution is unanimously approved.

Paragraph Four
In any meeting of the Board of Directors, in which only one of the Co-Chairmen is present, also in the meetings set forth in the Paragraph Three above, the Co-Chairman shall always consult the other Co-Chairman in order to agree on the vote. In case such consultation is not possible, the other Co-Chairman must confirm the decision in writing, within two (02) days.

Article 28
Besides the authority required to perform both corporate and management purposes of the Company, the Executive Board is granted with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the decisions from the General Meeting and the Board of Directors;
b) to run and manage corporate affairs, pursuant to the guidelines established by the Board of Directors;
c) to prepare monthly balance sheets and management reports in same period, submitting them to the Board of Directors;
d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, by including, when applicable, a proposal for profit allocation, and submitting it to the Board of Directors;
e) to propose to the Board of Directors the approval of the procedures discussed in articles thirty-three (33) and thirty-four (34) hereof;
f) prepare both annual and pluriannual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted by the Co-Chairmen to the Board of Directors;
g) to decide on the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Board of Directors;
h) to inform the Board of Directors, as represented by its Chairman, about any issue of material importance for the company operations;
i) to strive for the continuous improvement of the corporate environment and the results;
j) to give guaranties and/or suretyships for the benefit of other companies in which the Company has direct or indirect interests, either as a member or shareholder, by complying with the limit related to the full amount of such guaranteed obligation, corresponding to the percentage of such interest in the capital stock of said company, in compliance with the authority limits previously established by the Board of Directors;
k) to compromise, waive, quit and enter commitments;
l) To inform to the Management Committee, in writing and at least 05 (five) days in advance, or in the case of meetings called with a smaller term on the date of call of said meeting, always when the General Meetings or Meetings of Board of Directors are called (and in case there is no Board of Directors, in any Meetings of Executive Officers or similar body) of related and controlled companies, or enterprise in which it has interest, submitting proposals aiming at defining the company's vote orientation, in these meetings;
m) to decide on the opening or close-down of branches, offices, plants, laboratories, agencies and warehouses, and
n) to monitor the performance of the Company investments;
o) any other authority which is not set forth, whether hereby or by operation of law, as exclusively held by the Board of Directors or the General Meeting.

Paragraph One
The approval of matters discussed in letters "g" (provided they are within the reach of the competence previously set forth by the Board of Directors), "j", "k", "l" and "m" of this article, should be made at a meeting of the Executive Board, by following the procedures defined herein.

Paragraph Two
The Executive Board may submit to the Board of Directors a proposal for a capital increase according to what is set forth in paragraph 1, article 5 hereof.

Article 29
The Company shall be represented, actively and passively, always by one Co-Chairman and other Executive Officer, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it. In the cases mentioned in paragraph one, article 28 above, the execution of the act or instrument by the company's representatives shall depend on the prior approval by a meeting of the Executive Board.

Paragraph One
The Company may be represented by one Executive officer and one attorney, by two attorneys or even by one single attorney, provided that, on the occasion of granting the power of attorney, it is represented by two Executive Officers, one of them being necessarily any of the Co-Chairmen, and the powers granted to the attorney(s) and the term of the power of attorney are specified therein, in an accurate and consistent way, according to paragraph 5 below.

Paragraph Two
Powers with substitution clause shall not be granted, except for court purposes, when the substitution shall be admitted provided that the substituting attorney reserves equal powers to him.

Paragraph Three
Notwithstanding the provisions herein, the Company may be individually represented by any Executive Officer or attorney:

a) before any federal, state or municipal bodies and agencies, governmental agencies, state owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of check or bills on behalf of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;
c) before the Labor Justice, Department of Justice and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or discharge of obligation towards it.

Paragraph Four
The summons to the Company shall only be valid when made to on of the Co-Chairmen and another Executive officer.

Paragraph Five
Except for court purposes or in case of representing the Company in administrative contentious with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

Article 30
The Co-Chairmen, jointly or individually, are responsible for the following:

a) Without prejudice to the provisions of Article 29 (twenty-nine) above, to represent the company individually, both actively and passively, in or out of Court, especially to give

personal deposition, being empowered to appoint special attorney-in-fact for such last hypothesis;

b) To represent the company individually in its high level public and private relations;

c) Jointly, to supervise all corporate activities, according to the guidance provided by the Board of Directors;

d) Jointly, to submit the annual and multi-annual budgets of operations and investments to the approval of the Executive Officers and of the Board of Directors;

e) Jointly, to submit to the examination of the Executive Officers the statistics, reports and statements evidencing the global results of the company, also comprising the controlled and related companies and enterprises in which it has interest;

f) To foster the good relationship of the Executive Officers with the Committees and Board of Directors, based on the company's interests;

g) To keep the Board of Directors, through its Chairman, constantly informed about all facts and acts related to the company's activities and investments, discussing with him all relevant aspects;

h) Jointly, to propose to the Board of Directors:

  h.1) the fixing of the high level financial policy to be observed by the company and by the controlled companies and to be proposed to the related companies;

  h.2) the definition of the long-term global strategy to be observed by the company and by the controlled companies and to be proposed to the related companies;

  h.3) the interest of the company, its subsidiaries, controlled or related companies, initially or subsequently, as partner or shareholder in other companies, as well as the disposal or encumbrance of these interests; and

  h.4) the formation of joint ventures or the entering into partnerships of any kind and their occasional terminations and extensions, both of the company and of its subsidiaries, controlled and related companies.

TITLE V
Audit Committee

Article 31

The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph

The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Audit Advisors Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 32

The members of the Audit Committee shall be replaced in case of impediment or absence or in case of vacancy by their respective substitutes.

TITLE VI
Balance sheets and net income destination

Article 33

The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the balance sheets shall be prepared together with the administrative bodies which shall submit to the Annual General Meeting the proposal for destination of the net income, adjusted according to article 202 of the Share Companies Act, in compliance with the following deduction order, as per the law:

a) five per cent (5%) at least, to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;

b) the amounts that legally must be destined to the Contingent Reserve;

c) the amount necessary to pay a dividend which represents, in each year, thirty per cent (30%), at least, of the adjusted annual net income, as set forth in article 202 of the

Share Companies Act. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;

d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Executive Board with the favorable opinion by the Board of Directors, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be devoted to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One
As set forth in article 197 and its paragraphs of the Share Companies Act, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, devote the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two
According to provisions of article 199 of Share Companies Act, the income reserve balance, except the contingent and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph Three
The General Meeting may allocate to the members of the Board of Directors and Executive Board an income sharing according to the cases, form and legal limits.

Paragraph Four
After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Article 34
Upon proposal by the Executive Board, approved by the Board of Directors, the Company may pay interests to the shareholders, as compensation for the own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Article 35
A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Executive Board, approved by the Board of Directors:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;

b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;

c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Article 36

The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Board of Directors, according to, when applicable, what is set forth in paragraph 2, article 142, Share Companies Act.

Article 37
The dividends not received or complained shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall be for the benefit of the Company.

TITLE VII
The winding up

Article 38
The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The disposal of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Article 39
The disposal of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to effectuate public acquisition offer of the remaining shares of other shareholders of the company, complying with the conditions and terms provided for in the laws in force and in the Regulations of Lavel 2, in order to assure equal treatment to the one given to the disposing Controlling Shareholder, except in the case set forth in the Paragraph One below.

Paragraph One
The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Paragraph Two
The Company will not register any transfer of shares for the purchaser of the controlling power or for the party(ies) that may hold the controlling power, while he/she/they do/does not subscribe the Controllers' Consent Term referred to in the Regulations of Level 2.

Paragraph Three
The Company will not register a shareholders' agreement that provides about the exercising of the controlling power while its signatories do not subscribe the Controllers' Consent Term.

Article 40
The public offer mentioned above must also be carried out:
a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;
b) In case of disposal of the control by the Controlling Shareholder of the Company, when the disposing controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this disposal and attach documentation to prove it.

Article 41
The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:
a) To effectuate the public offer mentioned in article 39 hereof;
b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them

any difference between the price paid for the disposing Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Article 42
In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, either for the shares of the Company start being registered for dealing out of Level 2 or as a consequence of corporate reorganization of which the resulting company is not classified as holder of corporate governance standard of Level 2, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report.

Article 43
The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One
The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Board of Directors, of a list with three names, and the respective resolution must be approved by majority of votes of the shareholders representing the Outstanding Shares attending the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision. If opened in first call, the General Meeting shall have the attendance of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares; if opened in second call, it may have the attendance of any number of shareholders representing the Outstanding Shares.

Paragraph Two
The costs to prepare the requested evaluation report must be fully borne by the offeror.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Article 44
According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or the event that resulted in the ownership of the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission – CVM, BOVESPA and the provisions herein.

Paragraph One
The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two
The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:
"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three
The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four
The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission - CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five
In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission - CVM, the Company Board of Directors shall convene a Special General Meeting, in which the Purchasing Shareholder shall not entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120, Law No 6,404, of December 15, 1976, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance of the liabilities set forth herein.

Paragraph Six
Any Purchasing Shareholder (according to paragraph nine below), who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven
The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in a quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) takeover of another company by the Company, (ii) takeover of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date by People Related to the Controlling Shareholder or vice-versa, as well as those among People Related to the Controlling Shareholder.

Paragraph Eight

In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary additions of share stake resulting from the share cancellation at the treasury or the Company capital stock reduction because of the share cancellation shall not be computed.

Paragraph Nine
For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to him; (ii) in the Company treasury; (iii) held by a company controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116, Law No 6,404, of December 15, 1976.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made.

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten
If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price of each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven
It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve
The shareholders who hold preferred shares issued by the Company in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen
The stakes held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders

who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the stake held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Article 45
The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically postponed for equal periods, except as otherwise determined by the Company Special General Meeting on the subject.

TITLE X
Final Provisions

Arbitrage

Article 46
The Company, its shareholders, Officers and members of the Audit Committee, bind themselves to settle, by means of arbitration, all and any dispute or controversy that may arise between them, related to or arising especially from the application, validity, effectiveness, interpretation, infringement and their effects, from the provisions hereof, from the Share Companies Act, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2, as well as from the "Rules of Level 2", from the Arbitration Regulations of the Chamber of Market Arbitration, from the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and from other norms applicable to the operation of the capital market in general.

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Special General Meeting

DATE: September 14 , 2006
TIME: 09:30 PM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 10th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares.
BOARD: Fábio Eduardo de Pieri Spina – Chairman. Fernando Ney de Moraes Arruda – Secretary

DOCUMENTS READ AND CALLS

1. Calls for Meeting: Official Gazette of the State of São Paulo and "Valor Econômico" newspaper of August 30, 31 and September 01 of the current year;
2. Management Report of August 29 of the current year.

RESOLUTIONS UNANIMOUSLY TAKEN:

1. It approved the management proposal to amend the company's Corporate Bylaws, aiming at:

(a) the change of the company's management structure, specially concerning the Executive Officers and the amendment of the wording of Clauses that provide about the competence of the Board of Directors and of the Executive Officers, with amendment of the following provisions: (i) Article 13 in Title III - General Meeting; (ii) Articles 19, 20, 21, 23, 24, 25, 26, 27, 28 and 29, in Title IV - Company's Management; and (iii) inclusion of new provisions in Title IV - Company's Management; and

(b) the creation of the "Management Committee", with amendment of the following provisions: (i) Article 19 in Title IV - Company's Management; and (ii) inclusion of new provisions in article 21 of Title IV - Company's Management.

2. It also approved the amendment to the wording of several articles comprised in the Corporate Bylaws.

3. It deliberated for the consolidation of the Corporate Bylaws, according to the attached instrument, which is an integral part of these minutes.

4. Finally, it deliberated that all amendments referred to in items 1, 2 and 3 above, and approved on this date, will become effective from the 22nd day of the current month, inclusive, when the Board of Directors will meet to elect the Executive Officers and to appoint the Company's Management Committee.

5. It authorized the publishing of these minutes as provided for in the 2nd paragraph of article 130 of the Corporations' Law.

Upon being read and approved, these minutes are executed by the attending members.

São Paulo, September 14, 2006.

Fábio Eduardo de Pieri Spina
Board Chairman

Fernando Ney de Moraes Arruda
Secretary

The Shareholders:
Pp. SUZANO HOLDING S.A.

Fábio Eduardo de Pieri Spina – Lawyer

FANNY FEFFER

ALBERTO RAPHAEL MANSUR LEVY

P.p. FUNDO BRADESCO TEMPLETON V L FUNDO DE AÇÕES

Mauro Gentile Rodrigues da Cunha – Shareholder

MAURO GENTILE RODRIGUES DA CUNHA

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Special General Meeting

DATE: September 14 , 2006
TIME: 09:30 PM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 10th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares.
BOARD: Fábio Eduardo de Pieri Spina – Chairman. Fernando Ney de Moraes Arruda – Secretary

DOCUMENTS READ AND CALLS

1. Calls for Meeting: Official Gazette of the State of São Paulo and "Valor Econômico" newspaper of August 30, 31 and September 01 of the current year;
2. Management Report of August 29 of the current year.

RESOLUTIONS UNANIMOUSLY TAKEN:

1. It approved the management proposal to amend the company's Corporate Bylaws, aiming at:

(a) the change of the company's management structure, specially concerning the Executive Officers and the amendment of the wording of Clauses that provide about the competence of the Board of Directors and of the Executive Officers, with amendment of the following provisions: (i) Article 13 in Title III - General Meeting; (ii) Articles 19, 20, 21, 23, 24, 25, 26, 27, 28 and 29, in Title IV - Company's Management; and (iii) inclusion of new provisions in Title IV - Company's Management; and

(b) the creation of the "Management Committee", with amendment of the following provisions: (i) Article 19 in Title IV - Company's Management; and (ii) inclusion of new provisions in article 21 of Title IV - Company's Management.

2. It also approved the amendment to the wording of several articles comprised in the Corporate Bylaws.

3. It deliberated for the consolidation of the Corporate Bylaws, according to the attached instrument, which is an integral part of these minutes.

4. Finally, it deliberated that all amendments referred to in items 1, 2 and 3 above, and approved on this date, will become effective from the 22nd day of the current month, inclusive, when the Board of Directors will meet to elect the Executive Officers and to appoint the Company's Management Committee.

5. It authorized the publishing of these minutes as provided for in the 2nd paragraph of article 130 of the Corporations' Law.

Upon being read and approved, these minutes are executed by the attending members.

São Paulo, September 14, 2006.

Fábio Eduardo de Pieri Spina
Board Chairman

Fernando Ney de Moraes Arruda
Secretary

The Shareholders:
Pp. SUZANO HOLDING S.A.

Fábio Eduardo de Pieri Spina - Lawyer

FANNY FEFFER

ALBERTO RAPHAEL MANSUR LEVY

P.p. FUNDO BRADESCO TEMPLETON V L FUNDO DE AÇÕES

Mauro Gentile Rodrigues da Cunha - Shareholder

MAURO GENTILE RODRIGUES DA CUNHA

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

NOTICE
Special General Meeting

Notice is hereby given that a Special General Meeting shall be held on September 14, 2006, at 9:30 AM, at the company's headquarter, Av. Brigadeiro Faria Lima, 1355, 10th floor, in this Capital City, in order to deliberate about the following agenda:

Proposal from the Management for the amendment and restatement of the Corporate Bylaws, among others: (a) change of the Company's management structure, mainly concerning the Executive Officers; (b) change of the wording of clauses that provide about the scope of the Board of Directors and Executive Officers; and (c) creation of the "Management Committee".

São Paulo, August 29, 2006.

David Feffer
Chairman of the Board of Directors

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

NOTICE

Special General Meeting

Notice is hereby given that a Special General Meeting shall be held on September 14, 2006, at 9:30 AM, at the company's headquarter, Av. Brigadeiro Faria Lima, 1355, 10th floor, in this Capital City, in order to deliberate about the following agenda:

Proposal from the Management for the amendment and restatement of the Corporate Bylaws, among others: (a) change of the Company's management structure, mainly concerning the Executive Officers; (b) change of the wording of clauses that provide about the scope of the Board of Directors and Executive Officers; and (c) creation of the "Management Committee".

São Paulo, August 29, 2006.

David Feffer
Chairman of the Board of Directors

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Meeting of the Executive Officers

On August 25, 2006, at 9:00 a.m., in the company's corporate headquarters at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the City of São Paulo - SP, it was held a meeting of the undersigned executive officers of the company. Mr. David Feffer, President Director, took the chair, who invited me, Fábio Eduardo de Pieri Spina, to act as Secretary. Taking the word, the Chairman stated that the purpose of this meeting was to deliberate on the change of address of the branch located in the City of São Paulo - SP, enrolled with CNPJ/MF under No. 04.705.090/0004-10, State Tax Enrollment No. 116.080.125.115 and NIRE 35 9 0305341 1. Upon examining the matter, the Executive Officers unanimously approved the change of address of the branch located at Avenida Doutor Chucri Zaidan, 80, 10th and 11th floors, Bloco C, Vila Cordeiro, São Paulo - SP, ZIP Code 04583-110, to Rua Doutor Fernandes Coelho, 85, 13th to 16th floors, Pinheiros, São Paulo - SP, ZIP Code 05423-040, intended to operate as administrative office. There being nothing else to be considered, the works were adjourned for the drawing of these minutes, which upon being read and approved, were signed by the attending members.

São Paulo, August 25, 2006.

David Feffer - Chairman and President Director
Fábio Eduardo de Pieri Spina - Board Secretary and Director
Armando Guedes Coelho - Superintendent Director of Planning and Participations
José Ricardo Roriz Coelho - Superintendent Director of the Polypropylene Plant
João Pinheiro Nogueira Batista - Financial Director
Sergio Arthur Ferreira Alves - Director

This is a true copy of the original drawn up in the proper book.
Fábio Eduardo de Pieri Spina - Secretary.

Board of Trade of the State of São Paulo. Filed under No. 233.050/06-1 on 09/01/06.
Cristiane da Silva F. Corrêa - Secretary-General.

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Meeting of the Executive Officers

On August 25, 2006, at 9:00 a.m., in the company's corporate headquarters at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the City of São Paulo - SP, it was held a meeting of the undersigned executive officers of the company. Mr. David Feffer, President Director, took the chair, who invited me, Fábio Eduardo de Pieri Spina, to act as Secretary. Taking the word, the Chairman stated that the purpose of this meeting was to deliberate on the change of address of the branch located in the City of São Paulo - SP, enrolled with CNPJ/MF under No. 04.705.090/0004-10, State Tax Enrollment No. 116.080.125.115 and NIRE 35 9 0305341 1. Upon examining the matter, the Executive Officers unanimously approved the change of address of the branch located at Avenida Doutor Chucri Zaidan, 80, 10th and 11th floors, Bloco C, Vila Cordeiro, São Paulo - SP, ZIP Code 04583-110, to Rua Doutor Fernandes Coelho, 85, 13th to 16th floors, Pinheiros, São Paulo - SP, ZIP Code 05423-040, intended to operate as administrative office. There being nothing else to be considered, the works were adjourned for the drawing of these minutes, which upon being read and approved, were signed by the attending members.

São Paulo, August 25, 2006.

David Feffer - Chairman and President Director
Fábio Eduardo de Pieri Spina - Board Secretary and Director
Armando Guedes Coelho - Superintendent Director of Planning and Participations
José Ricardo Roriz Coelho - Superintendent Director of the Polypropylene Plant
João Pinheiro Nogueira Batista - Financial Director
Sergio Arthur Ferreira Alves - Director

This is a true copy of the original drawn up in the proper book.
Fábio Eduardo de Pieri Spina - Secretary.

Board of Trade of the State of São Paulo. Filed under No. 233.050/06-1 on 09/01/06.
Cristiane da Silva F. Corrêa - Secretary-General.

Suzano Petroquímica formalizes its new management model

Investor Relations:
+ 55 11 3345-5827
5856
5886
5887
ri_szpq@suzano.com.br

Press:
GWA
+ 55 11 3816-3922
gwa@gwacom.com

São Paulo, September 22, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), announces to its shareholders and to the market that in the Board Meeting held today, all necessary acts were approved to formalize its new management model.

João Pinheiro Nogueira Batista and José Ricardo Roriz Coelho were nominated co-CEOs of Suzano Petroquímica. It was also approved the co-CEOs proposal for the new Company's Executive Officers composition, which is comprised of 4 areas:

- Planning, Business Development and Joint Ventures, headed by Katia Macedo Rodrigues as Executive Officer. She has been at Suzano group for the past 14 years working with planning and monitoring the joint controlled companies, being active in the planning and execution of the group strategy for the petrochemical sector;
- Financial and Administrative, led by José Alfredo de Freitas as Executive Officer. Mr. Freitas has been in the Group for the last 17 years and joined Suzano Petroquímica at the beginning of this year as Deputy Director, after two important functions in financial areas of other Group companies, Suzano Papel e Celulose and Ripasa, the last a joint acquisition of Suzano Papel e Celulose and VCP;
- Industrial and Technology, with Antonio Gomes de Mattos Neto as Executive Officer. Mr. Mattos was the Industrial Officer at the former Polibrasil and was already responsible for this area, as a Deputy Director, since the company's acquisition. He has been part of the team for the past 10 years, leading successfully the Mauá facility implementation; and
- Commercial and Logistics: the new Executive Officer shall be nominated soon.

With the nomination of the new Executive Officers of Suzano Petroquímica, the company enhances its structure to face the present and future challenges of the petrochemical industry and prepare itself to capture the existing consolidation opportunities at Brazilian petrochemical sector.

São Paulo, September 22, 2006.

João Pinheiro Nogueira Batista

Co-CEO and Investor Relations Officer

SUZANO PETROQUÍMICA

Suzano Petroquímica formalizes its new management model

Investor Relations:
+55 11 3345-5827
5856
5886
5887
ri_szpq@suzano.com.br

Press:
GWA
+55 11 3816-3922
gwa@gwacom.com

São Paulo, September 22, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), announces to its shareholders and to the market that in the Board Meeting held today, all necessary acts were approved to formalize its new management model.

João Pinheiro Nogueira Batista and José Ricardo Roriz Coelho were nominated co-CEOs of Suzano Petroquímica. It was also approved the co-CEOs proposal for the new Company's Executive Officers composition, which is comprised of 4 areas:

- Planning, Business Development and Joint Ventures, headed by Katia Macedo Rodrigues as Executive Officer. She has been at Suzano group for the past 14 years working with planning and monitoring the joint controlled companies, being active in the planning and execution of the group strategy for the petrochemical sector;
- Financial and Administrative, led by José Alfredo de Freitas as Executive Officer. Mr. Freitas has been in the Group for the last 17 years and joined Suzano Petroquímica at the beginning of this year as Deputy Director, after two important functions in financial areas of other Group companies, Suzano Papel e Celulose and Ripasa, the last a joint acquisition of Suzano Papel e Celulose and VCP;
- Industrial and Technology, with Antonio Gomes de Mattos Neto as Executive Officer. Mr. Mattos was the Industrial Officer at the former Polibrasil and was already responsible for this area, as a Deputy Director, since the company's acquisition. He has been part of the team for the past 10 years, leading successfully the Mauá facility implementation; and
- Commercial and Logistics: the new Executive Officer shall be nominated soon.

NÍVEL 2

tag

ÍNDICE BRASIL

With the nomination of the new Executive Officers of Suzano Petroquímica, the company enhances its structure to face the present and future challenges of the petrochemical industry and prepare itself to capture the existing consolidation opportunities at Brazilian petrochemical sector.

São Paulo, September 22, 2006.

João Pinheiro Nogueira Batista

Co-CEO and Investor Relations Officer